

April 11, 2014

Via E-mail
Perry Leopold
Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Lansdale, Pennsylvania 19446

**Re: North Bay Resources Inc.
Preliminary Information Statement on Schedule 14C
Filed March 25, 2014
Response dated April 4, 2014
File No. 000-54213**

Dear Mr. Leopold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response letter dated April 4, 2014 and the draft disclosure stating that you have no plans to issue additional shares. Please revise to state, if true, that based on your current share price you will need the additional shares being authorized for the Tangiers equity line in the event you put shares totaling $10 million. Please also revise to provide tabular disclosure of potential dilution based on hypothetical decreases in your stock price, for example at 25%, 50% and 75% of your current share price. Alternatively, if you believe your current number of authorized shares would allow you to access the full $10 million even assuming a significant drop in your share price, please provide us with an explanation of your calculation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP